UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 27, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

This Form 6-K consists of the presentation materials related to the Second Quarter 2010 Results of UBS AG, which appear immediately following this page.

Second Quarter 2010 Results July 27, 2010

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS's financial report for second quarter 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

2Q10 highlights Pre-tax profit CHF 2.6 billion Net profit attributable to shareholders CHF 2.0 billion Diluted EPS CHF 0.52 Return on equity 19.5%1 Net new money improved in all business divisions Wealth Management & Swiss Bank's CHF 1.1 billion pre-tax profit consistent with 1Q10 Tier 1 capital ratio 16.4% and core tier 1 capital ratio 13.0% FINMA leverage ratio 4.1% Good performance in volatile market conditions Investment Bank's results resilient with a CHF 1.3 billion pre-tax profit Equities and FX, our largest flow businesses, performed above 1Q10 levels CHF 1.7 billion revenues generated in FICC 1 Annualized year-to-date

Net profit attributable to UBS shareholders 1 Own credit on financial liabilities designated at fair value through profit or loss 2,005 2,202 (164) 842 (246) (503) (124) (292) 292 1Q10 Own credit1 Credit loss (expense) / recovery Operating income excl. own credit and CLE Personnel expenses Non- personnel expenses Tax Minorities 2Q10 (CHF million) (197)

2Q10 - performance by business division 1 Treasury activities and other corporate items 2 Own credit on financial liabilities designated at fair value through profit or loss

Group pre-tax profit1 (CHF million) 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 1 Pre-tax profit from continuing operations (1,558) (1,323) (593) 912 2,810 2,614

4,500 4,411 4,645 1,680 1,926 242 119 1,799 1Q10 adjusted1 2Q10 adjusted1 2Q10 as reported Personnel expenses Non-personnel expenses 119 (89) Operating expenses - 2Q10 versus 1Q10 Accruals for variable compensation decreased on lower revenues 2Q10 expenses include: CHF 242 million for the UK Bank Payroll Tax CHF 119 million net restructuring charges Fixed costs remained in line with annual target of CHF 20 billion2 Includes revenue-based compensation for Wealth Management Americas financial advisors Maintained our cost discipline 1 Adjusted for UK Bank Payroll Tax (CHF 242 million in 2Q10) and net restructuring charges (CHF 21 million in 1Q10 and CHF 119 million in 2Q10) 2 Bank Payroll Tax and restructuring charges not included in fixed costs target 6,180 6,571 6,210 UK Bank Payroll Tax Restructuring charges (CHF million)

WM&SB revenues stable 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 (1%) 0% 3% 2Q10 vs 1Q10 2Q10 (CHF million) 1,407 1,368 1,324 1,325 1,200 1,186 1,063 1,085 1,013 1,042 2,071 1,935 1,811 1,452 1,300 1,228 1,251 1,261 1,302 1,303 731 656 577 631 596 523 500 519 540 536 4,201 3,975 3,692 3,153 2,892 2,914 2,814 2,769 2,882 2,886 Interest Fees excl. brokerage Trading & brokerage Other income and CLE

1,923 1,904 1,891 542 696 658 (CHF million) Wealth Management Stable revenues with higher gross margins Increased risk aversion by clients reflected in asset allocation and lower trading activity Costs up 2% due to UK Bank Payroll Tax and higher salary costs 2Q09 1Q10 2Q10 Resilient profitability and margin improvement Return on attributed equity1 Operating expenses and C/I ratio 1 Annualized year-to-date (CHF million) 57.8% 53.5% 51.8% 63.3% 61.5% 48.7% 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 1,268 1,381 1,416 1,127 1,208 1,232 64.8% 73.0% 77.8% 64.1% 63.5% 65.1% 0 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 Operating expenses Cost / income ratio Operating income Pre-tax profit

Wealth Management – gross margins[1]


(bps p.a.)
101
102
97
95
96
93
88
88
93
95
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Pricing
Pricing discipline was the main driver of the gross margin improvement

Lending
Higher lombard lending contributed to increased net interest income

Brokerage
Brokerage revenues were affected by lower client activity

Mandate
The proportion of assets invested in mandates was down slightly

1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets. Gross margin excludes negative valuation adjustments on a property fund of CHF 17 million in 2Q10, CHF 28 million in 1Q10, CHF 88 million in 4Q09, CHF 31 million in 3Q09, CHF 13 million in 2Q09, CHF 23 million in 1Q09 and CHF 9 million in 4Q08

9

Wealth Management - net new money and invested assets Continued net inflows in Asia Pacific region Positive NNM from UHNW clients for second consecutive quarter Outflows related to client advisor attrition had a diminishing impact Most of the net outflows continued to be in the cross-border segment Continued focus on attracting profitable NNM Decrease in invested assets mainly due to market and FX movements Portfolio management fee income generally calculated based on quarter-end balances (CHF billion) Avg. 08 Avg. 09 1Q10 2Q10 Invested assets Net new money (5) (15) 827 (21) 786 Mar 10 NNM Market FX / Other Jun 10 (CHF billion) (5%) (24.0) (21.8) (8.0) (5.2)

Wealth Management - client advisors and invested assets Client advisor attrition slowing, continued to actively hire in 2Q10 1,084 1,095 1,035 833 810 833 847 825 827 786 >1,000 5,647 5,648 5,618 5,435 5,066 4,744 4,286 4,138 4,112 4,700 4,493 191 192 194 184 153 160 176 189 192 200 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 Invested assets (CHF billion) Client advisors (FTE) IA per CA (CHF million) Medium term target

Retail & Corporate 2Q09 1Q10 2Q10 (CHF million) Stable performance quarter-on-quarter Operating expenses and C/I ratio Credit loss (expense) / recovery Return on attributed equity1 1 Annualized year-to-date Increase in revenues and resilient business volumes with continued low levels of credit loss (CHF million) (CHF million) 992 978 995 390 465 473 38.4% 36.2% 35.4% 40.4% 40.8% 34.6% 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 547 602 607 533 512 522 51.9% 57.8% 61.9% 52.3% 52.5% 52.1% 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 Operating expenses Cost / income ratio (65) (50) (11) (51) 2 (7) 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 Operating income Pre-tax profit

138 137 138 141 140 138 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 Retail & Corporate Stable lending portfolio (CHF billion) Lending portfolio, gross 80 120 140 Unsecured loans Lending to banks Secured by securities Secured by commercial / industrial property Secured by residential property 70% 14% 11% 2% 4%

Wealth Management Americas Pre-tax profitability improved to CHF 79 million excluding restructuring charges, from CHF 36 million in 1Q10 Higher managed account fees and net interest income drove 9% increase in revenues 2Q10 restructuring charges of CHF 146 million, primarily real estate-related NNM outflows decreased further to CHF 2.6 billion from CHF 7.2 billion Second consecutive quarter with positive 'same store'2 NNM Outflows related to FA attrition decreased Positive NNM including interest and dividend income3 Financial advisors at 6,760 down 2% from 1Q10 2Q09 1Q10 2Q10 Continued progress against strategic plan 1 Restructuring charges of CHF 146 million in 2Q10 (CHF 19 million personnel expenses and CHF 127 million real estate-related), CHF 21 million in 1Q10 and CHF 152 million in 2Q09 2 Financial advisors with UBS for more than 12 months 3 NNM as disclosed by certain US peers includes interest and dividend income Operating income Pre-tax profit (CHF million) Pre-tax profit adjusted for restructuring costs1 1,368 1,362 1,485 15 (67) (221) (69) 36 79

Global Asset Management Higher management fees offset lower performance fees Costs affected by higher amortization charges for compensation awards granted in prior periods Positive NNM inflows of CHF 3.4 billion driven by CHF 10.9 billion from third parties Net inflows from third parties were partly offset by CHF 7.5 billion net outflows from UBS's wealth management businesses Operating income 2Q09 1Q10 2Q10 (CHF million) Pre-tax profit Steady revenues and positive net new money Net new money (CHF billion) (7.0) (13.2) (13.3) (7.2) (4.7) (7.5) (0.6) (4.0) 3.3 (3.8) 2.1 10.9 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 UBS WM businesses Third parties 530 521 522 82 117 137

Investment Bank - pre-tax profit (CHF million) 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 (3,162) (1,846) (1,370) 297 1,190 1,314

Investment Bank – pre-tax profit

Higher profits in challenging markets


(CHF million)
1,190
110
(462)
(126)
(151)
842
(203)
196
(82)
1,314
124
1Q10 pre-tax profit
Equities revenues
FICC revenues
Investment Banking revenues
Credit loss (expense) / recovery
Own credit¹
UK Bank Payroll Tax / restructuring
Underlying personnel expenses
Non-personnel expenses
2Q10 pre-tax profit

- Well positioned and risk managed during market turbulence
- Equities and FX performed above 1Q10 levels
- FICC and IBD impacted by adverse market conditions
- Own credit gains of CHF 595 million in 2Q10 vs CHF 247 million loss in 1Q10[1]

1 Own credit on financial liabilities designated at fair value through profit or loss

17

Equities revenues Cash: our largest flow business delivered revenues consistent with 1Q10 Derivatives: increased revenues despite volatile trading conditions and reduced liquidity, partly as a result of effective risk management Prime services: revenues increased 28% Prime brokerage up 42% due to strong securities financing results ETD revenues increased 13% on higher volumes Other: includes CHF 47 million gains on the CBOE demutualization (total CHF 61 million for equities) Delivered 9% revenue growth in volatile markets (CHF million) 544 484 482 401 491 497 343 231 296 168 49 89 >1,750 1,365 1,255 1,456 2Q09 1Q10 2Q10 Medium term target Other Prime services Derivatives Cash

FICC revenues

CHF 1.7 billion revenues



2,165
258
241
744
922
>2,000
1,703
502
73
464
664
(CHF million)
(59)
2Q09[1]
1Q10
2Q10
Medium term target
Other
Emerging markets
Credit
Macro

- **Macro**: higher FX revenues driven by high market volatility were offset by lower revenues in Rates due to de-risking and lower client demand
- **Credit:** revenues down from a strong first quarter as the Eurozone crisis drove overall de-risking, decreased liquidity, and a decline in client activity
- **Emerging markets:** lower revenues reflect risk aversion and concerns about the impact of sovereign debt and increased market volatility
- **Other:**
  - Residual risk positions continued to be reduced and contributed gains of ~ CHF 0.2 billion
  - Debit valuation adjustments on derivatives resulted in gains of CHF 280 million

1 Revenues on a sector split basis in 2Q09 were not meaningful

19

Investment banking revenues Capital markets: Equities: revenues down 21% mainly due to slowdown in May, stable market share FICC: revenues decreased primarily due to market volatility, market fee pool down 41% from 1Q10 Advisory: revenues down 26% from the first quarter1 Global fee pool down 15% on 1Q10 and 20% on 2Q09, lowest 2Q since 2003 Overall UBS fee based market share2 decreased from 1Q10 (3.6% from 4.3%) M&A: 3.8% (5.6%)1 ECM: 4.1% (4.1%) DCM: 3.8% (4.9%) Global fee pool down 15% in uncertain markets 1 1Q10 advisory revenues included fee income from the completion of two significant transactions 2 Source: Dealogic as of 6 July 2010 (CHF million) 211 208 153 440 262 208 331 213 193 (265) (78) >1,000 478 604 717 (75) 2Q09 1Q10 2Q10 Medium term target Other Fixed income capital markets Equity capital markets Advisory

Risk update Average VaR down 8%, total RWAs down 2% to CHF 205 billion on 30.6.10 One backtesting exception on 10 May 2010 (our first since 2Q09); extreme market moves following the ECB's financial aid package announcement More cautious approach to risk-taking in 2Q10 in light of volatile markets Impaired lending portfolio decreased 17% in the quarter, primarily due to the sale of a legacy restructured leveraged finance position Credit loss expense of CHF 48 million in 2Q10, net recoveries of CHF 68 million YTD Further significant reductions in residual risk exposures Several trade commutations completed with a monoline insurer Net exposure after CVAs of USD 1.7 billion on 30.6.10 (USD 2.2 billion on 31.3.10) Student loan ARS exposure substantially reduced as a result of redemptions and sales Inventory was USD 8.1 billion on 30.6.10 (USD 9.3 billion on 31.3.10) Buyback commitment was USD 3.2 billion on 30.6.10 (USD 6.9 billion on 31.3.10) Lending portfolio remained stable Our gross sovereign exposures to Greece, Ireland, Portugal and Spain are immaterial, and our gross sovereign exposure to Italy, while larger, is commensurate with its rating and the size of its economy On a net basis, our sovereign exposures to these countries are insignificant individually and in aggregate Sovereign exposures to selected European countries

Capital position Tier 1 capital ratio increased to 16.4% Core tier 1 capital ratio improved to 13.0% Risk-weighted assets down CHF 4 billion to CHF 205 billion FINMA leverage ratio 4.1% USD 1.5 billion hybrid tier 1 instrument callable in October 2010 (subject to FINMA approval) CHF 1.0 billion reserved for redemption (CHF billion) 25.8 21.5 25.1 24.2 24.6 26.2 7.4 7.7 7.5 7.4 7.2 7.2 7.0 26.7 8.5% 7.7% 10.1% 11.5% 11.9% 12.5% 13.0% 11.0% 10.5% 13.2% 15.0% 15.4% 16.0% 16.4% 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 Core tier 1 capital Hybrid tier 1 capital Core tier 1 ratio (%) Tier 1 ratio (%) 33.2 29.2 32.6 31.6 31.8 33.4 33.7

Customer deposits of CHF 414 billion Contributing 43% of total liabilities excluding negative replacement values Coverage ratio of customer deposits to loans at 138% Total outstanding long-term debt1 stood at CHF 184 billion Contributing 19% of total liabilities excluding negative replacement values Of the approx. CHF 11 billion equivalent of long-term straight debt due to mature within 2010, around CHF 10 billion has been replenished through public issuances year-to-date In addition to public debt markets, we have continued access to medium- to long- term funds via MTNs, Swiss Pfandbriefe, Swiss Kassenobligationen Funding We continue to benefit from ready access to diversified funding sources 1 Including financial liabilities designated at fair value USD 3.5 billion senior unsecured public bonds (Jan / Feb 2010) CHF 0.45 billion senior unsecured notes (June 2010) EUR 2.75 billion covered bonds (Jan / Mar 2010) EUR 1.75 billion senior unsecured notes (July 2010)

Appendix

Wealth Management Americas – medium term targets



(CHF million)
144
~250
~325
~250
~725
~(625)
> 1,000
1Q10 ex-provisions annualized
Asset performance
Yield curve impact
Cost initiatives
Revenue initiatives
Strategic execution risk
Medium-term target

26

Wealth Management Americas - medium term targets 4,517 ~161,000 2009 Pre-tax profit / FA (CHF) Medium-term target Medium-term target 32 >1,000 2009 Profit before tax (CHF million) 99 ~80-85 2009 Medium-term target Cost/income ratio (%) 97.4 ~120 2009 Invested assets / FA (CHF million) Medium-term target 783 ~1,000 2009 Revenue / FA (CHF k) Medium-term target

Pre-tax profit - business divisions 1Q10 vs 2Q10 1H09 vs 1H10 (CHF million) (CHF million) 1 Treasury activities and other corporate items 1,161 15 137 1,190 306 1,131 (67) 117 1,314 119 WM&SB WMA Global AM IB CC1 1Q10 2Q10 2,009 (256) 24 351 2,293 (52) 254 2,504 425 (5,008) 1H09 1H10

Headcount Headcount reduced by a further 417 during 2Q10 Overall headcount expected to remain broadly stable in 2010 179 63,876 (67) 8 (211) (326) 64,293 Mar 10 WM&SB WMA Global AM IB CC Jun 10 (FTE) (417)

Invested assets Wealth Management Wealth Management Americas Global Asset Management Retail & Corporate 18 (3) 693 714 (36) Mar 10 NNM Market FX / Other Jun 10 (CHF billion) (3%) (5) (15) 827 (21) 786 Mar 10 NNM Market FX / Other Jun 10 (CHF billion) (5%) (0) (1) 136 (3) 131 Mar 10 NNM Market FX / Other Jun 10 (CHF billion) (4%) (23) 590 569 3 (1) Mar 10 NNM Market FX / Other Jun 10 (CHF billion) (4%)

Regulatory capital Tier 1 capital BIS RWA Tier 1 ratio Total capital Total ratio CHF billion 31.3.10 Net P&L attributable to shareholders FX & other Own credit (not eligible for capital) Tier 1 hybrid reserve1 Tier 1 deductions RWA reduction Tier 2 deductions 30.6.10 33.4 2.0 0.1 (0.6) (1.0) (0.2) 33.7 209.1 (4.3) 204.8 16.0% 16.4% 20.0% 20.4% 41.8 2.0 0.1 (0.6) (1.0) (0.2) (0.2) 41.9 1 Reserve for the USD 1.5 billion hybrid tier 1 instrument callable in October 2010 (subject to FINMA approval)

Call of USD 1.5 billion hybrid tier 1 instrument1 1 USD 1.5 billion hybrid tier 1 instrument callable in October 2010 (subject to FINMA approval) 2 Calculations based on CHF/USD exchange rate of 1.08 30.6.10 before reserve 2Q10 reserve 30.6.10 as reported Redemption impact 30.6.10 post call pro forma CHF million BIS tier 1 capital of which: hybrid tier 1 capital of which: core tier 1 capital BIS tier 1 capital ratio BIS core tier 1 capital ratio 34,685 6,964 27,721 16.9% 13.5% (1,000) (1,000) 33,685 6,964 26,721 16.4% 13.0% (620) (1,620) 1,000 33,065 5,344 27,721 16.1% 13.5% Impact of reserve and redemption on regulatory capital2

Assets Liabilities and equity Cash, balances with central banks and due from banks 110 Loans 299 Trading portfolio assets 224 Cash collateral on securities borrowed and reverse repurchase agreements 199 Other assets (incl. net RVs) 57 Due to banks 82 Customer deposits 414 Demand deposits 192 Fiduciary deposits 36 Time deposits 81 Retail savings / deposits 104 Trading portfolio liabilities 56 Money market paper issued 59 Total equity 53 Other liabilities 36 138% coverage CHF 122 billion surplus Cash collateral on securities lent and repurchase agreements 76 Financial investments available- for-sale 72 Bonds and notes issued 184 Financial liabilities designated at fair value1 105 Held at amortized cost 79 CHF 115 billion surplus Asset funding - 30 June 2010 1 Including compound debt instruments - OTC (CHF billion)

Balance sheet development: 2Q07 - 2Q10 Assets 1 Including financial liabilities designated at fair value 2 Percentages based on total balance sheet size excluding negative replacement values 44% 408 2Q07 4Q08 4Q09 Positive RVs Other assets Trading portfolio Collateral trading Lending Negative RVs Banks Trading liabilities Long-term debt1,2 Short-term debt Issued Collateral trading Equity & other liabilities Customer deposits2 (CHF billion) Total B/S size Total excl. PRVs Total excl. NRVs Total B/S size Liabilities and equity 450 385 775 348 180 958 312 232 2,542 2,015 1,341 2,207 1,161 919 19% 42% 21% 44% 2,199 1,163 931 12% 21% 16% 28% 44% 40% 2,542 2,015 1,341 21% (CHF billion) 2Q10 21% 961 19% 43% 1,458 419 199 224 1,458 954

Exposure[1] to monoline insurers, by rating

USD billion	Notional amount[3]	Fair value of underlying assets	Fair value of CDSs[4] prior to CVA	Credit valuation adjustment as of 30.6.10	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	0.8	0.2	0.6	0.4	0.2
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	0.8	0.2	0.6	0.4	0.2
Credit protection on other assets[2]	11.2	8.5[5]	2.7	1.2	1.5
of which: from monolines rated investment grade (BBB and above)	2.3	1.9	0.4	0.1	0.3
of which: from monolines rated sub-investment grade (BB and below)	8.9	6.6	2.3	1.1	1.2
Total 30.6.10	12.0	8.7	3.3	1.6	1.7
Total 31.3.10	13.9	9.2	4.7	2.5	2.2

- Based on fair values, 73% of the remaining assets were collateralized loan obligations, the vast majority of which were rated AA and above

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Credit default swaps (CDSs)
5 Includes USD 5.5 billion (CHF 5.9 billion) at fair value / USD 5.6 billion (CHF 6.0 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of the 2Q10 quarterly report for more information

35

Student loan auction rate securities USD million US student loan auction rate securities Carrying value as of 31.3.10 9,275 1 Includes USD 4.9 billion (CHF 5.2 billion) at carrying value of student loan ARS that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of the 2Q10 quarterly report for more information Carrying value as of 30.6.10 8,1171 Inventory US student loan auction rate securities Par value of maximum required purchase as of 30.6.10 3,239 Client holdings USD million Par value of maximum required purchase as of 31.3.10 6,907 As of 15 July 2010, UBS had received notification for the repurchase of approximately 90% of the remaining client holdings subject to the repurchase commitment1 1 The commitment is treated as a derivative and fair valued through profit and loss. Our determination of the fair value takes into account the difference between the par and market values of the securities and is based on the assumption that clients will exercise their right to exchange eligible securities at par on the first eligible day of the buyback period

Reclassified assets 30.6.10, CHF billion Monoline protected assets US student loan and municipal auction rate securities US reference linked notes CMBS/CRE (excl. interest-only strips) Leveraged finance 6.0 5.6 0.8 0.8 0.5 0.9 Ratio of carrying to notional value 88% 88% 84% 83% 78% 82% Carrying value 5.9 5.4 0.8 0.7 0.5 0.9 Fair value 6.9 6.4 1.0 0.9 0.6 1.1 Notional value Other assets CMBS interest-only strips Total (excl. CMBS interest-only strips) 0.5 14.6 15.1 87% 0.5 14.2 14.7 16.9 Total reclassified assets 16.9

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: July 27, 2010